UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

WuXi PharmaTech (Cayman) Inc.

(Name of the Issuer)

WuXi PharmaTech (Cayman) Inc.

New WuXi Life Science Holdings Limited

New WuXi Life Science Limited

WuXi Merger Limited

Dr. Ge Li

G&C Partnership L.P.

ABG II-WX Limited

Boyu Capital Fund II, L.P.

Hillhouse Capital Fund II, L.P.

Ping An Life Insurance Company of China Ltd.

Temasek Life Sciences Private Limited

G&C IV Limited

Yinfu Capital Management Co., Ltd.

Yunfeng II WX Limited

Sequoia Capital China Growth Fund III, L.P.

Constant Cypress Limited

SPDB International Holdings Limited

Dr. Ning Zhao

Mr. Xiaozhong Liu

Mr. Zhaohui Zhang

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.02 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

929352102*

(CUSIP Number)

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

China (Shanghai) Pilot Free Trade Zone

Shanghai, 200131

People’s Republic of China

Telephone: +86 21 5046 3716

ABG II-WX Limited

Unit 3002-3004

30th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3121-9699

Dr. Ge Li

New WuXi Life Science Holdings Limited

New WuXi Life Science Limited

WuXi Merger Limited

G&C Partnership L.P.

G&C IV Limited

Dr. Ning Zhao

Mr. Xiaozhong Liu

Mr. Zhaohui Zhang

288 Fute Zhong Road

China (Shanghai) Pilot Free Trade Zone

Shanghai, 200131

People’s Republic of China

Telephone: +86 21 5046 3716

Hillhouse Capital Fund II, L.P. 27 Hospital Road George Town, Grand Cayman KY1-9008 Cayman Islands Telephone: +1 345 814 6831	Boyu Capital Fund II, L.P. Suite 1508 15/F, Hutchison House 10 Harcourt Road, Central Hong Kong Telephone: +852 3987 1788

Temasek Life Sciences Private Limited 60B Orchard Road, #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Telephone: +65 6828 6828

Ping An Life Insurance Company of China Ltd.

9/F, 10/F, and 11/F, Galaxy Development Center,

Fu Hua No. 3 Road Futian District,

Shenzhen, Guangdong Province

People’s Republic of China

Telephone: +86 21 3864 1637

Yinfu Capital Management Co., Ltd. Room 503, Building C, Global Finance News Center, Xicheng District, Beijing, China +86 10 6621 8373

Yunfeng II WX Limited Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Telephone: +852 2516 6363	Sequoia Capital China Growth Fund III, L.P. Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong Telephone: +852 2501 8989

Constant Cypress Limited Room 4801B-4802, Tower 2, Plaza 66, No. 1366 Nanjing West Road, Shanghai, 200040, China +86 21 6288 4033	SPDB International Holdings Limited 1005B-06A, 10/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong +852 2809 0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Steven J. Gartner, Esq. Jeffrey S. Hochman, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 United States of America Telephone: +1 212 728 8000	Kurt J. Berney, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111 Telephone: +1 415 984 8989

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught, Central Hong Kong Telephone: +852 3972 4955	Michael G. DeSombre, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong Telephone: +852 2826 8696

Akiko Mikumo, Esq. Tim Gardner, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Telephone: +852 3476 9000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation**	Amount of Filing Fee***
$3,268,693,109.00	$379,032.17***

*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing eight ordinary shares.
**	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $5.75 per share for the 551,789,692 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 702,800 ordinary shares issuable under all outstanding and unexercised options multiplied by $4.17 per share (which is the difference between the $5.75 per share merger consideration and the weighted average exercise price of $1.58 per share) plus (c) the product of 16,168,992 restricted stock units multiplied by $5.75 per unit ((a), (b), and (c) together, the “Transaction Valuation”)).
***	Previously paid. The total filing fee of $379,032.17 was calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and is the sum of (i) $373,899.86, which is the product of $3,217,726,846.90 (the transaction value calculated as of September 1, 2015) and 0.0001162 (the Fee Rate then in effect based on the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014), and (ii) $5,132.31, which is the product of $50,966,262.10 (the difference between the previous transaction value of $3,217,726,846.90 and the current Transaction Value of $3,268,693,109.00) and 0.0001007 (the Fee Rate currently in effect based on Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015).

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 5 (this “final amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto, as amended (this “transaction statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) WuXi PharmaTech (Cayman) Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.02 per share (each, a “Share”), including the Shares represented by American Depositary Shares (“ADSs”), each representing eight Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New WuXi Life Science Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (c) New WuXi Life Science Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) WuXi Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Dr. Ge Li, chairman of the board of directors, chief executive officer and one of the founders of the Company (“Dr. Li” or the “Chairman”); (f) G&C Partnership L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“G&C LP”); (g) ABG II-WX Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“ABG”); (h) Boyu Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Boyu”); (i) Hillhouse Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Hillhouse”); (j) Ping An Life Insurance Company of China. Ltd., a joint stock limited company incorporated under the laws of the People’s Republic of China (“Ping An”); (k) Temasek Life Sciences Private Limited, a company incorporated under the laws of Singapore (“Temasek”); (l) G&C IV Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“G&C IV”); (m) Yinfu Capital Management Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“Co-Founder Equity LP”); (n) Yunfeng II WX Limited, a company incorporated under the laws of the British Virgin Islands (“Yunfeng”); (o) Sequoia Capital China Growth Fund III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Sequoia”); (p) Constant Cypress Limited, a company incorporated under the laws of the British Virgin Islands (“Legend Capital”); (q) SPDB International Holdings Limited, a company incorporated under the laws of Hong Kong (“SPDBI”, and together with G&C LP, ABG, Boyu, Hillhouse, Ping An, Temasek, G&C IV, Co-Founder Equity LP, Yunfeng, Sequoia, and Legend Capital, the “Sponsors”); (r) Dr. Ning Zhao, senior vice president of operations, head of corporate human resources and director of the Company (“Dr. Zhao”); (s) Mr. Xiaozhong Liu, executive vice president and a director of the Company (“Mr. Liu”); and (t) Mr. Zhaohui Zhang, senior vice president of operations, head of domestic marketing and a director of the Company (“Mr. Zhang”).

This transaction statement relates to the Agreement and Plan of Merger, dated as of August 14, 2015, and an amendment thereto dated as of October 20, 2015 and a second amendment thereto dated as of November 20, 2015 (as so amended, the “merger agreement”) among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this transaction statement.

All information contained in this final amendment concerning any of the Filing Persons has been provided by such Filing Person.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On November 25, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Shanghai time), at the executive offices of the Company located at 288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200131, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company (including holders of a majority of the Shares (including Shares represented by ADSs) that are unaffiliated with the buyer group) voted to approve the merger agreement and the transactions contemplated thereby, including the merger, and the proposal to authorize the directors to do all things necessary to give effect to the merger agreement.

On December 10, 2015, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on December 10, 2015. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger, each Share, par value $0.02 per Share, issued and outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive US$5.75, and because each of the Company’s ADSs represents eight Shares, each ADS issued and outstanding immediately prior to the effective time of the merger was cancelled and represents the right to surrender such ADS in exchange for US$46.00 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, the following Shares (including such Shares represented by ADSs) were cancelled at the effective time of the merger but were not converted into the right to receive the consideration described in the immediately preceding sentence:

1,177,079 ADSs held by Hillhouse, 651,892 Shares and 49,514 ADSs held by Mr. Liu, and 5,778,304 Shares held by Mr. Zhang (together with the Shares and ADSs held by Hillhouse and Mr. Liu, the “Rollover Shares”), any Shares held by Parent, the Company or any of their subsidiaries, and any Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance and allocation pursuant to the Share Incentive Plan, in each case issued and outstanding immediately prior to the effective time, were cancelled without payment of any consideration or distribution therefor.

The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenters’ rights.

In addition to the foregoing, at the effective time, (i) each option to purchase Shares granted under the Company’s 2007 Employee Share Incentive Plan (the “Share Incentive Plan”) that was outstanding and unexercised immediately prior to the effective time, whether or not vested or exercisable, was cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), cash equal to the product of (a) the excess, if any, of the per Share merger consideration over the exercise price of such option and (b) the number of Shares underlying such option, provided that, if the exercise price of any such option was equal to or greater than the per Share merger consideration, such option was cancelled without any payment therefor, (ii) each restricted share and certain restricted stock units awarded under the Share Incentive Plan (those issued to certain non-management employees and those that would otherwise be vested on or prior to December 31, 2016) that was outstanding immediately prior to the effective time was cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), an amount equal to the per Share merger consideration, in cash, and (iii) each other restricted stock unit awarded under the Share Incentive Plan that was outstanding immediately prior to the effective time was converted into the right to receive an amount equal to the per Share merger consideration, in cash, without interest and net of any applicable withholding taxes, subject to vesting and the other terms of the second amendment to the merger agreement.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”) and the ADS program for the Shares will terminate. The NYSE has filed an application on Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2015

WuXi PharmaTech (Cayman) Inc.

By	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

New WuXi Life Science Holdings Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

New WuXi Life Science Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

WuXi Merger Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

Dr. Ge Li

/s/ Ge Li
Ge Li

G&C Partnership L.P.

By:	Group & Cloud Limited its general partner

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

ABG II-WX Limited

By	/s/ Pang Andrew Chee On
Name:	Pang Andrew Chee On
Title:	Director

Boyu Capital Fund II, L.P.

By:	Boyu Capital General Partner II, L.P. its general partner

By:	Boyu Capital General Partner II, Ltd. its general partner

By	/s/ Yong Leong Chu
Name:	Yong Leong Chu
Title:	Director

Hillhouse Capital Fund II, L.P.

By:	Hillhouse Fund II Holdings GP, Ltd. its general partner

By	/s/ Tracy Ma
Name:	Tracy Ma
Title:	Director

Ping An Life Insurance Company of China. Ltd.

By	/s/ Ding Xinmin
Name:	Ding Xinmin
Title:	Chairman

Temasek Life Sciences Private Limited

By	/s/ Chia Song Hwee
Name:	Chia Song Hwee
Title:	Authorized Signatory

Dr. Ning Zhao

/s/ Ning Zhao
Ning Zhao

Mr. Xiaozhong Liu

/s/ Xiaozhong Liu
Xiaozhong Liu

Mr. Zhaohui Zhang

/s/ Zhaohui Zhang
Zhaohui Zhang

G&C IV Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

Yinfu Capital Management Co., Ltd.

By	/s/ Yu Taixiang
Name:	Yu Taixiang
Title:	Chairman

Yunfeng II WX Limited

By	/s/ Huang Xin
Name:	Huang Xin
Title:	Director

Sequoia Capital China Growth Fund III, L.P.

By:	SC China Growth III Management, L.P. its general partner

By	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

Constant Cypress Limited

By	/s/ Zhou Hongbin
Name:	Zhou Hongbin
Title:	Director

SPDB International Holdings Limited

By	/s/ Brian Chang Hongwei
Name:	Brian Chang Hongwei
Title:	Managing Director